ONLINE RESOLUTION OUTCOMES
Putting Court Access Technology to Work

White Paper

Your days to case closure are cut in half. The proportion of cases that default is cut from 15% to half a percent. And even though your case volume is rising slightly overall, your staff time spent on routine hearings and procedures is cut to a fifth of what it was. This could be your court.

Welcome to Matterhorn.



Traffic Ticket
Parking Ticket
Warrant
Amnesty
Prevention
Suspended License
Family Outreach
Small Claims

Innovation in Acessing Justice: The Next Level

The story above is every bit true. Read on, and we'll explain how Matterhorn courts have achieved these goals and more.

Faced with backlogs, too-high default rates, and long lead times in case resolution, courts are embracing technology solutions designed to improve efficiency and make the most of their limited resources. And far beyond simple process improvement, courts are adopting innovative technologies to increase transparency, access to justice, and equity for all citizens.

Technology Evaluation: A Delicate Balance for Justice

While cross-industry technology case studies can provide a great starting point for defining successful benchmarks and best practices, courts are unique. Few industries operate under the same level of scrutiny or are expected to do so much with so little.

When courts implement a new technology solution, it is imperative to carefully select evaluation criteria and focus on the most relevant outcomes. The "right fit" solution must meet or exceed these success metrics and must be achievable in real-world applications. The solution provider must operate with the highest levels of integrity – proven worthy of both court and public trust.

1

Matterhorn™ BY COURT INNOVATIONS

Tipping the Scale with Matterhorn: Meaningful Metrics

For many courts, online case resolution delivers meaningful outcomes while meeting the unique needs of the justice system setting – balancing efficiency with access, transparency and trust. Matterhorn Online Case Resolution, by Court Innovations Inc., has been successfully used by various courts to streamline everything from the most common traffic and parking cases to more procedurally complex violations and civil cases.

Court Innovations was incepted at the University of Michigan Law School, with a mission to provide the best technology available for our nation's justice system. We believe measuring outcomes for continuous quality improvement is a critical requirement to fulfilling that mission.

Matterhorn Metrics: Outcomes that Matter

All Matterhorn solutions are rigorously evaluated against key court and performance metrics, including:

- ★ Participation (citizen and court staff)
- ★ Time and cost savings of courts
- ★ Case closure times
- ★ Time to payment
- ★ Default rates
- ★ Feedback from court personnel
- ★ Feedback from citizens



Analysis of these measures, both at the individual court level – as well as across the full spectrum of aggregated court data, reveals significant and positive outcomes for each of the metrics.

Survey: 37% of people said they would not have been able to come to court in person.

Participation

Citizen participation in Matterhorn has consistently exceeded the expectations of Court Innovations customers in both rural and urban environments. Even though online case resolution is a novel way of handling cases in courts, citizens have actively engaged in Matterhorn online case resolution from day one. This demonstrates that people are not only willing to use online case resolution, but in many cases, may actually prefer it.



Combined court staff time per hearing

before
157
minutes

after
27.36
minutes

Combined court staff time with Matterhorn

Matterhorn™
BY COURT INNOVATIONS

Time and Cost Savings

High participation rates have contributed to significant resource savings for courts – particularly in staff time and the related cost savings. The court benefits from reductions in time spent on administrative tasks and related hearing time for those cases, and staff can focus on issues that need more of their attention. Other parties benefit too: law enforcement officers spend less time in court and more time in the community. Citizens don't need to take time off work, secure childcare, or find a way to get to court. That means time and cost savings for them too – and a leveling of access for people who have the hardest time getting to court. Courts using Matterhorn also benefit from an increase in court capacity. Data reveal that as the number of cases "heard" online increases, the overall number of cases courts process rises as well. Further, courts are able to handle these additional cases without increasing their staff.

Case Closure Rates

Closure rates have been significantly reduced for courts using the Matterhorn application – from an average of 50 days before Matterhorn to just 14 days after implementation. But this reduction in closure rates extends beyond the cases processed through the Matterhorn platform. On average courts experience a reduction of all case closure rates, even for non-Matterhorn cases, from 50 days before launch to 34 days after.



Time to Payment

In addition, time to payment has been substantially reduced for Matterhorn cases. Prior to Matterhorn, these courts had never approached 100% collection of fines. Using Matterhorn, on average courts collected 92% of fines in just 30 days – compared to only 51% before implementation. And within 90 days, 99% of fines are collected through Matterhorn. With an ability-to-pay assessment included at the initiation of Matterhorn cases, citizens are able to begin a payment plan at the onset of their case and pay off their court obligations sooner.

Matterhorn collects 92% of fines within 30 days, compared with only 51% before implementation.



Default Rates

Less than 2% of cases heard through the Matterhorn system default, compared to rates ranging from 13 to 37% for cases that don't go through the system. The system has a configurable ability-to-pay "smart" assessment that courts can use to evaluate and develop an optimal payment plan or alternative penalty – when needed.



Default Rates
40%
35%
30%
25%
20%
15%
10%
5%
0%
D14A
D29
D30
D54A
D54B
D74
% of NMH defaults of all NMH cases, post-launch
% of MH defaults of all MH cases, post-launch

Qualitative Feedback: Courts and Citizens Tout Matterhorn

Court personnel and law enforcement have provided very positive feedback from the Matterhorn system. In addition, citizens have been very positive about the Matterhorn experience. The user survey reveals that more than 90% of citizens found the website easy to use. And 92% indicated they fully understood the state of their case throughout the online process.

> *"(Appearing in court) would have been difficult as I would have had to take a day off work to drive 2 1/2 hours to the courthouse to appear. For people with no additional vacation, limited funds, small children, resolution online, without the further expense of travel and possible lost wages, this is a tremendous and fair option. More jurisdictions around the country should have this type of access."*

Matterhorn™ BY COURT INNOVATIONS

But perhaps the most important finding of the user survey is the evidence that Matterhorn is significantly increasing citizen access to the courts. Enabling access to justice and making the process easier for citizens is a fundamental goal for all courts. The Matterhorn system was designed to reduce the most common barriers to access. The Court Innovations user survey reveals that for more than a third of the citizens using the system, Matterhorn increased their access to justice. In fact, duce the most common barriers to access. The Court Innovations user survey reveals that for more than a third of the citizens using the system, Matterhorn increased their access to justice. In fact, a full 37% of respondents said they would not have been able to come into the court in person. Without Matterhorn, these citizens would have had little recourse but to plead guilty and pay any associated fines or to continue to incur penalties and potentially be issued a warrant if they could not appear in court to initiate a payment plan or address their ability to pay.

Summary

Matterhorn online case resolution has produced positive and meaningful results for court customers across all key outcome measures. This points to both court personnel and citizens supporting a modern, technology-based option that can produce a more positive and profitable result for the courts. In addition, Matterhorn helps courts level the playing field – enabling them to engage citizens, increase efficiencies, speed up case closure and collection - with lower default rates, all while improving satisfaction and access to justice – regardless of the court's geographic location or resources. As part of our ongoing mission, Court Innovations will continue to measure outcomes and report these outcomes to customers and the market in general.

About Court Innovations

Based in Ann Arbor, Michigan, Court Innovations is a spin-out from the University of Michigan Law School. With Matterhorn, courts can handle high volumes of cases online, saving citizens and themselves time and money. Rather than limiting judicial or law enforcement discretion, Matterhorn enables decision-makers to interact and resolve cases more efficiently and equitably. Its 24/7 access remove barriers of coming to court and empowers people to work with the court and other parties to resolve various cases online.

MJ Cartwright
mj@courtinnovations.com
734.878.3665

Kate MacEwen
kate@courtinnovations.com
734.223.0665

Matterhorn™
BY COURT INNOVATIONS